Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”) 800 West Pender Street, Suite 770 Vancouver, BC V6C 2V6

Item 2:	Date of Material Change

December 28, 2022

Item 3:	News Release

A news release announcing the material change was disseminated on December 28, 2022 through Globe Newswire, and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On December 28, 2022, MAG announced that it had received confirmation from Fresnillo Plc (“Fresnillo”), the operator of the Juanicipio Project (the “Project” or “Juanicipio”), that final testing of the downstream power distribution and control systems at the Project was complete. The Company reported that the entire system has now been energized and Juanicipio has been connected to the national power grid.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On December 28, 2022, MAG announced that it had received confirmation from Fresnillo that final testing of the downstream power distribution and control systems at the Project was complete. The Company reported that the entire system has now been energized and Juanicipio has been connected to the national power grid.

Fresnillo advised the Company that this concludes the additional testing requested by the state-owned power company, CFE (Comisión Federal de Electricidad), to verify compatibility between new and updated substation equipment installed by Fresnillo on behalf of Fresnillo and MAG as part of the Project, and existing older CFE infrastructure.

MAG further reported that commissioning of the Project, initially with low-grade stockpiles is envisioned. As previously reported, plant components post the comminution circuit were commissioned on auxiliary power allowing for a rapid ramp-up with Fresnillo advising an objective of reaching full nameplate capacity in the second quarter of 2023. Once commissioning is concluded, high-grade mineralized material will be processed at the Juanicipio plant and, to the extent mining rates allow, will continue to be processed at the nearby Saucito and Fresnillo operations.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9:	Date of Report

January 3, 2023

Cautionary Note Regarding Forward-Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.